BD 6/22



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2007 WASH, D.C. 200

SEC FILE NUMBER
8-47755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASH SECURITIES WHOLESALING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7609 W. JEFFERSON BLVD.
(No. and Street)

FORT WAYNE	IN	46804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E. Ash, President and Chief Executive Officer — 260-478-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY
(Name – *if individual, state last, first, middle name*)

9910 DUPONT CIRCLE DRIVE EAST, SUITE 230	FORT WAYNE	IN	46825-1612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TIMOTHY E. ASH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASH SECURITIES WHOLESALING, INC., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
SEAL
INDIANA



Signature

PRESIDENT / CEO

Title



Notary Public

RITA K. SNYDER
Notary Public, State of Indiana
County of Allen
My Commission Expires Jun 26, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASH SECURITIES WHOLESALING, INC.

FINANCIAL STATEMENTS
March 31, 2007

ASH SECURITIES WHOLESALING, INC.
Fort Wayne, Indiana

FINANCIAL STATEMENTS
March 31, 2007

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

9910 Dupont Circle Drive East, Suite 230
Fort Wayne, Indiana 46825-1612
Tel 260.489.1949
Fax 260.487.2300
www.crowechizek.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

We have audited the accompanying statement of financial condition of Ash Securities Wholesaling, Inc. as of March 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that Ash Securities Wholesaling, Inc. is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ash Securities Wholesaling, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 6 to the financial statements, the Company has restated opening retained earnings.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Fort Wayne, Indiana
May 29, 2007

FINANCIAL STATEMENTS

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2007

ASSETS	
Cash	$ 251,921
Certificate of deposit	1,000,000
Interest receivable	5,542
Commissions receivable	21,047
Deferred income taxes	490,000
Goodwill	2,225,971
Total assets	$ 3,994,481
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 67,481
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 100 shares issued, 85 shares outstanding	4,213,045
Additional paid-in capital	25,000
Retained earnings	588,955
	4,827,000
Less common stock in treasury (15 shares, at cost)	(900,000)
Total stockholders' equity	3,927,000
Total liabilities and stockholders' equity	$ 3,994,481

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF OPERATIONS
For the year ended March 31, 2007

Revenues		
Commissions	$	670,938
Other		36,474
Total revenues		707,412
Expenses		
Goodwill impairment loss		1,974,615
Commissions and employee compensation		288,088
Communications and data processing		60,701
Legal and professional		23,540
Occupancy		70,725
Licenses		44,176
Total expenses		2,461,845
Loss before benefit from income taxes		(1,754,433)
Benefit from income taxes		763,809
Net loss	$	(990,624)

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended March 31, 2007

Common stock	$ 4,213,045
Additional paid-in capital	25,000
Retained earnings	
Balance, beginning of year, as previously reported	1,736,654
Restatement (Note 6)	(157,075)
Balance, beginning of year, as restated	1,579,579
Net loss	(990,624)
Balance, end of year	588,955
Treasury stock	(900,000)
Total stockholders' equity	$ 3,927,000

See accompanying notes to the financial statements.

ASH SECURITIES WHOLESALING, INC.
STATEMENT OF CASH FLOWS
For the year ended March 31, 2007

Cash flows from operating activities	
Net loss	$ (990,624)
Adjustments to reconcile net loss to net cash provided by operating activities	
Deferred income taxes	(763,809)
Goodwill impairment loss	1,974,615
Changes in operating assets and liabilities	
Commissions and interest receivable	102,119
Income taxes receivable	46,451
Prepaid expenses	4,726
Accounts payable and accrued expenses	27,521
Net cash provided by operating activities	400,999
Cash flows from investing activities	
Purchase of certificate of deposit	(1,000,000)
Cash, beginning of year	850,922
Cash, end of year	$ 251,921
Supplemental disclosure of cash flows information:	
Income tax refunds received	$ 46,451

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Ash Securities Wholesaling, Inc. (the "Company"), an Indiana Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is engaged in the wholesale brokerage of variable annuity and variable universal life insurance products, principally in the United States of America.

Goodwill: Goodwill is subjected to impairment testing on an annual basis and between annual tests in certain circumstances. No goodwill was acquired during the reporting period. During the reporting period, due principally to experienced revenues continuing in deficit of forecasted, the Company determined the carrying amount of goodwill was impaired. Based upon the estimated fair value of the defined reporting unit, determined by management using the present value of estimated future cash flows, an impairment loss was recorded for the difference between the carrying amount of goodwill and the implied fair value of goodwill at the evaluation date. Significant estimates and judgments are required in determination of the fair value of goodwill and in further determination of the residual value of goodwill in measuring impairment.

Income taxes: Income taxes are accounted for under the asset and liability method. Under this method, the Company recognizes deferred income tax assets and liabilities for the amount of taxes payable or deductible in future years for differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect for the years in which those differences are expected to reverse. If it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is recorded.

Revenue recognition: The Company earns commissions under NASD regulation over sales of life insurance and annuity products with variable underlyings. Sale of such variable products by product offerors must be transacted through a registered broker-dealer. Commissions are recognized when the applicable transaction is completed.

Use of estimates: Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - INCOME TAXES

The current and deferred components of the benefit from income taxes included in the statement of operations are as follow:

	Current	Deferred	Total
U.S. federal	$ -	$ 603,942	$ 603,942
U.S. state	-	159,867	159,867
	$ -	$ 763,809	$ 763,809

(Continued)

NOTE 2 - INCOME TAXES (Continued)

At March 31, 2007, the reported deferred income tax assets are principally related to the temporary difference between the tax basis and carrying amount of goodwill. Management believes sufficient taxable income will exist to realize the recorded deferred income tax assets entirely.

Reconciliation of the reported income tax benefit to that which would result by applying the U.S. domestic statutory rate of 34% to loss before benefit from income taxes is presented below:

Expected income tax benefit at 34% U.S. statutory tax rate	$	596,507
The effects of:		
State income taxes		159,867
Other		7,435
Benefit from income taxes	$	763,809

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At March 31, 2007, the Company had net capital of $1,181,940, which was $1,176,940 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2007, the Company paid Ash Brokerage Corporation, an affiliate under common ownership and management, approximately $395,000 for data processing, communications and administrative charges. At March 31, 2007, approximately $33,000 was due Ash Brokerage Corporation for services rendered under this arrangement, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company leases office space on a month-to-month basis from Ash Realty, LLC, an affiliate under common ownership and management. Rents paid to Ash Realty, LLC during the year ended March 31, 2007 approximated $75,400. No amounts were due to Ash Realty, LLC at March 31, 2007.

NOTE 5 - CERTIFICATE OF DEPOSIT AND CASH CONCENTRATION

The Company is holding a six-month term certificate of deposit, stated at cost, which approximates fair value. From time-to-time, the Company has cash on deposit in excess of insured amounts.

NOTE 6 - RESTATEMENT

During the reporting period, management discovered the Company's method of accounting for deferred income taxes relating to goodwill was in error. The cumulative effect of the error has been included in retained earnings at the beginning of the reporting period. The effects of the correction also increased goodwill at the beginning of the reporting period by approximately $163,000 and resulted in deferred income taxes at the beginning of the reporting period being adjusted by approximately $320,000 to result in a deferred tax liability of approximately $265,000 at that date. There are no effects to previously reported net capital, inasmuch as all items effected are excluded from minimum net capital.

SUPPLEMENTARY INFORMATION

ASH SECURITIES WHOLESALING, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
March 31, 2007

Net capital		
Total stockholders' equity	$	3,927,000
Deductions		
Nonallowable assets		
Unsecured receivables		26,589
Goodwill		2,225,971
Deferred income taxes		490,000
Haircuts on securities		
1/4 of 1% on certificate of deposit		2,500
		2,745,060
Net capital	$	1,181,940
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	67,481
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of aggregate indebtedness or $5,000 minimum)	$	5,000
Excess net capital	$	1,176,940
Excess net capital at 1,000 percent (net capital in excess of 10% of aggregate indebtedness)	$	1,175,192
Ratio: Aggregate indebtedness to net capital		6%
Reconciliation with the Company's Computation:		
(included in Part II of Form X-17a-5 for the Year Ended March 31, 2007)		
Net capital, as reported in Company's unaudited Part II Focus report	$	1,187,482
Audit adjustments*		(5,542)
Net capital, per above computation	$	1,181,940

*Audit adjustment relates to disallowed interest income receivable

ASH SECURITIES WHOLESALING, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
March 31, 2007

Ash Securities Wholesaling, Inc. is exempt from Rule 15c3-3. There were no security transactions during the year ended March 31, 2007.



Crowe Chizek and Company LLC
Member Horwath International

9910 Dupont Circle Drive East, Suite 230
Fort Wayne, Indiana 46825-1612
Tel 260.489.1949
Fax 260.487.2300
www.crowechizek.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Ash Securities Wholesaling, Inc.
Fort Wayne, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Ash Securities Wholesaling, Inc. (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the United States Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

(Continued)

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Wayne, Indiana
May 29, 2007

END